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                                March 29, 1999

Dear Fellow Stockholders:

  On March 22, 1999, American Residential Services, Inc. ("ARS") entered into an Agreement and Plan of Merger (the "Agreement") with The ServiceMaster Company ("ServiceMaster") and a wholly-owned subsidiary of ServiceMaster that provides for the acquisition of ARS for a price of $5.75 per share in cash. Under the terms of the proposed transaction, ServiceMaster's subsidiary has commenced a cash tender offer (the "Tender Offer") for all outstanding shares of ARS Common Stock, par value $.001 per share, including the associated Preferred Stock Purchase Rights (the "Rights") (collectively, the "ARS Shares"). The Tender Offer is currently scheduled to expire at 11:59 p.m., New York City time, on April 26, 1999.

  Completion of the Tender Offer is conditioned, among other things, upon the tender of at least 52 percent of the outstanding ARS Shares on the date Shares are accepted for payment. Following successful completion of the Tender Offer, all ARS Shares not tendered and purchased in the Tender Offer will be converted into the right to receive the price per share paid pursuant to the Tender Offer in cash pursuant to a merger of ARS with ServiceMaster's subsidiary as contemplated by the Agreement (the "Merger").

  YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED AND DECLARED ADVISABLE THE TENDER OFFER, THE MERGER AND THE AGREEMENT AND HAS DETERMINED THAT THE TERMS OF THE TENDER OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE STOCKHOLDERS OF ARS. ACCORDINGLY, THE BOARD OF DIRECTORS RECOMMENDS THAT THE STOCKHOLDERS ACCEPT THE TENDER OFFER AND TENDER THEIR SHARES.

  The recommendation of the Board of Directors is described in the Schedule 14D-9 filed by ARS with the Securities and Exchange Commission and enclosed with this letter. In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors, including the opinion of Jefferies & Company, Inc., financial advisors to ARS, that the consideration to be received by the ARS stockholders pursuant to the Tender Offer and Merger is fair, from a financial point of view, to such holders (a copy of which opinion is attached as Annex A to the Schedule 14D-9). We urge you to read carefully the Schedule 14D-9 in its entirety so that you will be more informed as to the Board's recommendation.

  Also accompanying this letter is a copy of the Offer to Purchase and related materials, including a Letter of Transmittal used for tendering your shares. These documents set forth the terms and conditions of the Tender Offer and provide instructions as to how to tender your shares. We urge you to read each of the enclosed materials carefully.

  ServiceMaster has retained D.F. King & Co., Inc. to act as Information Agent for this offer. If you have any questions about what steps you need to take to tender your shares or have other questions about the offer, please call D.F. King as follows: banks and brokers call collect (212) 269-5550 and all others call (800) 431-9646.

                     On behalf of the Board of Directors,
                               Thomas N. Amonett
                     President and Chief Executive Officer